Ballard Power Systems

News Release

Ballard Announces Plan to Strengthen Balance Sheet Through C$41M Non-Dilutive Financing

For Immediate Release – October 30, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems Inc. (TSX: BLD)(NASDAQ: BLDP) today announced it has entered into an agreement with Superior Plus Income Fund (TSX: SPF.UN)(www.superiorplus.com) to reorganize the Company’s business, which will result in non-dilutive financing with net cash proceeds of approximately C$41 million (US$34 million).

John Sheridan, Ballard’s President and CEO stated, “This non-dilutive financing transaction further bolsters Ballard’s already strong balance sheet, providing net cash proceeds of 41 million Canadian dollars to augment our cash reserves by more than 50%, compared to June 30, 2008. This is a very positive development for shareholders and will enable the company to execute its growth plan without any need for public market financing over the foreseeable future.”

This transaction involves a corporate reorganization, to be completed under a Plan of Arrangement, under which Superior Plus will transfer approximately C$46 million to Ballard. Ballard will subsequently transfer all of its assets and liabilities – including the proceeds from this transaction, but excluding the Company’s tax basis – to a new wholly owned subsidiary company (“New Ballard”). On completion of the transaction, Ballard shareholders will have exchanged their Ballard shares on a one-for-one basis for shares of New Ballard.

New Ballard will carry on Ballard’s business operations as a public entity and will retain all rights to related intellectual property as before the transaction. New Ballard’s cash reserves and shareholders’ equity will both increase by approximately C$41 million. In addition, the reorganization allows New Ballard to step up the Canadian tax basis in its assets, which will be applied towards sheltering future taxable income.

As part of the Plan of Arrangement, Superior Plus, on completion of the transaction, will obtain 100% of the shares of the original Ballard entity. That entity will retain Ballard’s existing tax basis. Superior Plus will have completed its conversion from an income trust to a corporation.

Completion of the transaction is subject to receipt of court and other regulatory approvals and consents. It must also be approved by at least two-thirds of votes cast by both Ballard security holders and Superior Plus unitholders. Based on a number of factors, including the recommendation of an independent committee of Ballard’s Board of Directors, as well as a fairness opinion rendered by Ballard’s financial advisor for the transaction, Ballard’s Board of Directors unanimously recommends that Ballard security holders approve the transaction

Additional details regarding the transaction will be provided to Ballard security holders in an information circular to be mailed late-November. The information circular will also be available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml. A special meeting of security holders will be held on or about December 18, 2008 in Vancouver, British Columbia. The transaction is expected to close on or about December 31, 2008.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Guy McAree
Ballard Power Systems
604-412-7919
guy.mcaree@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.